Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               October 7, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8955
            FTP S&P Dividend Aristocrats Target 25 Portfolio Series
              FTP Value Line(R) Target Safety 30 Portfolio Series
               (each, a "Trust," and collectively, the "Trusts")
                      CIK No. 1820080 File No. 333-248634
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE DESCRIBE HOW IT IS INITIALLY DETERMINED HOW MUCH OF FT 8955 IS ALLOCATED TO EACH PORTFOLIO. WHILE THERE IS DISCLOSURE STATING THAT EACH
PORTFOLIO ITSELF IS EQUALLY WEIGHTED, WE DID NOT FIND ANY DISCLOSURE AS TO WHETHER THE INITIAL ALLOCATION BETWEEN THE TWO PORTFOLIOS IS EQUALLY WEIGHTED.

      Response: Please note that the FTP S&P Dividend Aristocrats Target 25 Portfolio Series and the FTP Value Line(R) Target Safety 30 Portfolio Series are separate unit investment trusts.

      2. FTP S&P DIVIDEND ARISTOCRATS TARGET 25 PORTFOLIO SERIES INCLUDES THE NAME OF AN INDEX IN THE TRUST'S NAME. THEREFORE, IT SHOULD INCLUDE A POLICY TO INVEST 80% OF NET ASSETS IN THE INDEX'S COMPONENTS OR ECONOMIC EQUIVALENTS. ADDITIONALLY, THE TERM "DIVIDEND" IN THE NAME SUGGESTS A TYPE OF INVESTMENT THAT REQUIRES AN 80% POLICY WITH RESPECT TO INVESTMENTS IN DIVIDEND-PAYING SECURITIES.

      Response: The Trust respectfully declines to include an 80% policy with respect to the components of the index. Please note that the Trust does not seek to replicate or track the index as the Trust has a static portfolio and the index changes over time. Rather, the Trust's strategy is derived from the index. In addition, and in accordance with the Staff's comment, an 80% policy with respect to investments in dividend-paying securities will be added to the Trust's prospectus.

3. SHOULD THE REFERENCE TO "STRATEGY" IN THE FOLLOWING SENTENCE BE A REFERENCE TO "PORTFOLIO" INSTEAD? OTHERWISE, "STRATEGY" SHOULD BE IN LOWERCASE.

      "THE S&P DIVIDEND ARISTOCRATS TARGET 25 STRATEGY STOCKS ARE DETERMINED AS FOLLOWS."

      Response: In accordance with the Staff's comment, the reference to "Strategy" will be replaced with a reference to "Portfolio" in the above disclosure.

4. THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" FOR FTP VALUE LINE(R) TARGET SAFETY 30 PORTFOLIO PROVIDES THE FOLLOWING:

      "STEP   1:  BEGIN   WITH   ALL   STOCKS   OR  AMERICAN  DEPOSITARY
      RECEIPTS/ADRS THAT VALUE LINE(R) GIVES A #1 AND #2 RANKING FOR SAFETY(TM) AS OF ___ BUSINESS DAYS PRIOR TO THE DATE OF THE PROSPECTUS."

PER THE FOREIGN SECURITIES RISK FACTOR, PLEASE CLARIFY IN THE DISCLOSURE ABOVE THAT THE TRUST INVESTS IN FOREIGN SECURITIES, WHICH ARE EITHER DIRECTLY LISTED ON A U.S. SECURITIES EXCHANGE, ARE IN THE FORM OF AN AMERICAN DEPOSITARY RECEIPT/ADR WHICH TRADES ON THE OVER-THE-COUNTER MARKET OR ARE LISTED ON A U.S. SECURITIES EXCHANGE, OR ARE DIRECTLY LISTED ON A FOREIGN SECURITIES EXCHANGE.

      Response: In accordance with the Staff's comment, the section entitled "Additional Portfolio Contents" will identify foreign investments, if any, based on each Trust's final portfolio.

5. THE DISCLOSURE UNDER THE SECTION ENTITLED "OTHER CONSIDERATIONS" PROVIDES:

      "PLEASE NOTE THAT WE APPLIED THE STRATEGIES WHICH MAKE UP A PORTION OF THE PORTFOLIO FOR EACH TRUST AT A PARTICULAR TIME. IF WE CREATE ADDITIONAL UNITS OF A TRUST AFTER THE INITIAL DATE OF DEPOSIT WE WILL DEPOSIT THE SECURITIES ORIGINALLY SELECTED BY APPLYING EACH STRATEGY ON THE INITIAL DATE OF DEPOSIT."

PLEASE SPECIFY WHEN THE STRATEGIES FOR EACH TRUST WERE APPLIED, I.E. PRIOR TO THE DATE OF THE INITIAL DEPOSIT OR SOME OTHER DATE? IN ADDITION, PLEASE CONSIDER REVISING THE SECOND SENTENCE SO THAT IT MORE CLEARLY REFLECTS THAT THE TRUST WILL USE THE SAME STRATEGY AS IT USED TO SELECT THE SECURITIES ON THE INITIAL DATE OF DEPOSIT. PLEASE NOTE THAT THIS DISCLOSURE ALSO APPEARS IN THE "STRATEGY" RISK FACTOR AND SHOULD BE CLARIFIED THERE TOO.

      Response: Please note that the strategy selection date is listed in "Step 1" of each Trust's strategy. In addition, the Trusts respectfully decline to revise the second sentence as the Trusts believe that the sentence, as currently presented, is appropriate for investor comprehension.

6. THE DISCLOSURE PROVIDES THAT COMPANIES WHICH, BASED ON PUBLICLY AVAILABLE INFORMATION ON OR BEFORE THEIR RESPECTIVE SELECTION DATE, ARE SUBJECT TO ANY OF THE LIMITED CIRCUMSTANCES WHICH WARRANT REMOVAL OF A SECURITY FROM A TRUST AS DESCRIBED UNDER "REMOVING SECURITIES FROM A TRUST" ARE NOT ELIGIBLE FOR
INCLUSION IN A TRUST'S PORTFOLIO. WHERE IS THE SECTION ENTITLED "REMOVING SECURITIES FROM A TRUST"?

      Response: Please see the section entitled "Removing Securities from a Trust" on page 26 of the Trusts' prospectus.

Risk Factors
____________

7. PLEASE ADD A "FOCUSED INVESTMENT RISK" TO THE PRINCIPAL RISKS SECTION AS EACH PORTFOLIO LIMITS ITS INVESTMENT TO 25 AND 30 COMPANIES, RESPECTIVELY.

      Response: The Trusts respectfully decline to add the referenced risk factor as the Trusts do not believe a focused investment risk is appropriate given the number of securities in each Trust's portfolio.

8. THE LAST SENTENCE OF THE FOREIGN SECURITIES RISK PROVIDES THAT "RISKS ASSOCIATED WITH INVESTING IN FOREIGN SECURITIES MAY BE MORE PRONOUNCED IN EMERGING MARKETS WHERE THE SECURITIES MARKETS ARE SUBSTANTIALLY SMALLER, LESS DEVELOPED, LESS LIQUID, LESS REGULATED, AND MORE VOLATILE THAN THE SECURITIES MARKETS OF THE U.S. AND DEVELOPED FOREIGN MARKETS." PLEASE ALSO ADD DISCLOSURE DESCRIBING THAT LESS INFORMATION ABOUT THE EMERGING MARKET COMPANIES IS PUBLICLY AVAILABLE DUE TO DIFFERENCES IN REGULATORY, ACCOUNTING, AUDITING AND FINANCIAL RECORDKEEPING STANDARDS AND AVAILABLE INFORMATION MAY BE UNRELIABLE OR OUTDATED. IN ADDITION, IF INVESTING IN EMERGING MARKETS IS PART OF THE TRUSTS' STRATEGIES, PLEASE IDENTIFY INVESTMENTS IN EMERGING MARKET SECURITIES.

      Response: In accordance with the Staff's comment, appropriate disclosure will be added to the Trusts' prospectus if a significant percentage of a Trust's final portfolio is comprised of emerging market companies.

Backtested Hypothetical Performance Information
_______________________________________________

9. PLEASE SHOW THE ACTUAL PERFORMANCE OF THESE STRATEGIES IN THE OTHER TRUSTS (ASSUMING THAT THE OTHER TRUSTS INVEST IN THE TWO PORTFOLIOS JUST LIKE THIS TRUST). PLEASE FOLLOW THE PRESENTATION USED IN MORGAN STANLEY PORTFOLIOS, SERIES 30 FILE NO. 333-230382.

      Response: The Trusts respectfully decline to show the actual performance of the strategies of other similar trusts as suggested by the Staff. The Trusts believe that the inclusion of performance information regarding such similar trusts, which are separate issuers, is likely to result in investor confusion given that (i) the Sponsor deposited those similar trusts at various times throughout the calendar year, and (ii) there are various factors that could impact a trust's performance (either positively or negatively) that may not be applicable to the Trusts. Moreover, given the number of similar trusts deposited by the Sponsor incorporating the Trusts' strategies, it would not be practical or helpful for investor comprehension to disclose the actual performance of each similar trust in the prospectus.

      The hypothetical performance as currently presented is the result of a previous thorough review and comment process by Staff. The current presentation was approved by the Staff after the Sponsor made significant modifications to the disclosure in response to the Staff's previous comments. Additionally, the current presentation of hypothetical performance represents what was agreed to between the Staff and the UIT industry as a whole.

10. THE DISCLOSURE SHOULD STATE THAT THE TRUSTS' ACTUAL PERFORMANCE MAY BE MATERIALLY DIFFERENT FROM THE BACK-TESTED PERFORMANCE.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trusts' prospectus:

       "You should be  aware that the Trusts' actual performance may  be
       materially   different    from    the   backtested   hypothetical
       performance."

11. WITH RESPECT TO CALCULATION OF THE BACK-TESTED PERFORMANCE, PLEASE STATE WHETHER OR NOT THE PERFORMANCE IS SHOWN NET OF FEES AND EXPENSES AND, IF IT IS, IDENTIFY EACH TYPE OF FEE/EXPENSE DEDUCTED.

      Response: The Trusts believe this comment is sufficiently addressed by the disclosure which is currently presented in footnote two of the "Notes to Comparison of Hypothetical Total Return" as shown below:

      "Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors."

12. THE DISCLOSURE STATES THAT "EACH TRUST'S STRATEGY UNDERPERFORMED ITS COMPARATIVE INDEX IN CERTAIN YEARS AND WE CANNOT GUARANTEE THAT A TRUST WILL OUTPERFORM ITS RESPECTIVE INDEX OVER THE LIFE OF A TRUST OR OVER CONSECUTIVE ROLLOVER PERIODS, IF AVAILABLE. THE PERFORMANCE INFORMATION FOR THE S&P 500(R) INDEX HAS BEEN INCLUDED FOR COMPARISON PURPOSES ONLY." PLEASE RECONCILE THE FOREGOING DISCLOSURE WITH THE FOLLOWING DISCLOSURE IN THE "NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN" BELOW:

      "BASED ON THE YEAR-BY-YEAR HYPOTHETICAL RETURNS CONTAINED IN THE ABOVE TABLE, OVER THE FULL YEARS AS LISTED ABOVE, EACH HYPOTHETICAL STRATEGY WOULD HAVE HYPOTHETICALLY ACHIEVED A GREATER AVERAGE ANNUAL TOTAL RETURN THAN THAT OF ITS CORRESPONDING INDEX, AS SHOWN IN THE TABLE BELOW."

      Response: Please note that while a strategy has underperformed the corresponding index in certain years, on a cumulative basis since the inception of each strategy, the strategies have outperformed the corresponding index, as set forth in the table under footnote three to the "Notes to Comparison of Hypothetical Total Return."

13. WHILE BACK-TESTED PERFORMANCE MAY BE PRESENTED IN OTHER FORMATS (E.G., TOTAL RETURN SHOWN ON A YEARLY BASIS), IT MUST BE ACCOMPANIED BY THE AVERAGE ANNUAL TOTAL RETURN FOR 1, 5 AND 10 YEARS.

      Response: Please note that pursuant to prior comments received from the Staff, the requested disclosure is included in the "Notes to Comparison of Hypothetical Total Return" immediately following footnote three.

14. THE DISCLOSURE PROVIDES THAT THE STRATEGY STOCKS FOR EACH STRATEGY FOR A GIVEN YEAR "CONSIST OF THE COMMON STOCKS SELECTED BY APPLYING THE RESPECTIVE STRATEGY AS OF THE BEGINNING OF THE PERIOD (AND NOT THE DATE THE TRUSTS ACTUALLY SELL UNITS)." SHOULD THIS INCLUDE THE DATE THE TRUSTS BUY UNITS AS WELL?

      Response: Please note that the performance is shown as if the common stocks were bought on January 1 of each relevant year. The parenthetical referenced by the Staff is included because the Trusts do not deposit on January 1st and terminate on December 31st of any given year.

15. WITH RESPECT TO CALCULATION OF THE BACK-TESTED PERFORMANCE, PLEASE INCLUDE THE FOLLOWING DISCLOSURE TO ACCOMPANY THE BACK-TESTED PERFORMANCE PRESENTATION:

   o THE SOURCE AND TIMING OF PRICING INFORMATION USED (E.G., IDENTITY OF EXCHANGE WHERE SECURITIES ARE TRADED) AND OF OTHER HISTORICAL DATA USED TO CALCULATE THE PERFORMANCE. AND, IF APPLICABLE, ANY FOREIGN CURRENCY EXCHANGE RATE USED TO CALCULATE THE PERFORMANCE.
   o  IDENTITY OF PARTY WHO CALCULATED BACK-TESTED PERFORMANCE.
   o WHETHER OR NOT A THIRD PARTY HAS VERIFIED OR AUDITED THE BACK-TESTED PERFORMANCE INFORMATION. IF SOMEONE HAS DONE SO, THE TRUSTS SHOULD IDENTIFY THE VERIFIER/AUDITOR AND MUST FILE THE CONSENT OF THE VERIFIER/AUDITOR AS AN EXHIBIT TO THE REGISTRATION STATEMENT. SEE RULE 436 UNDER THE SECURITIES ACT OF 1933.

      Response: Please reference footnote three in the "Notes to Comparison of Hypothetical Total Return" for the source of the pricing information. In addition, in accordance with the Staff's comment, the following disclosure will be added to footnote three in the "Notes to Comparison of Hypothetical Total Return" of the Trusts' prospectus:

      "The unaudited performance information was calculated by First Trust Advisors, L.P., an affiliate of the Trusts' Sponsor."

16. THE DISCLOSURE PROVIDES THAT "HYPOTHETICAL TOTAL RETURN FIGURES ASSUME THAT ALL DIVIDENDS ARE REINVESTED MONTHLY FOR THE HYPOTHETICAL STRATEGY RETURNS AND MONTHLY IN THE CASE OF INDEX RETURNS AND ALL RETURNS ARE STATED IN TERMS OF U.S. DOLLARS." PLEASE DESCRIBE THE IMPACT OF TAXES ON THESE FIGURES.

      Response: Please reference footnote two of the "Notes to Comparison of Hypothetical Total Return" in the Trusts' prospectus wherein the Trusts identify that strategy returns have not been reduced by taxes incurred by investors. The Trusts feel that this disclosure is sufficient as taxes will vary based on an investor's income tax bracket and the state in which they reside.

17. PLEASE CONFIRM THE FOLLOWING IN A CORRESPONDENCE FILING:

   (A) THE BACK-TESTED PERFORMANCE IS SHOWN ONLY FOR PERIODS DURING WHICH THE INVESTMENT STRATEGY WAS NOT USED FOR ACTUAL ACCOUNTS.

   (B) THE BACK-TESTED PERFORMANCE IS CALCULATED BASED ON READILY AVAILABLE ACTUAL HISTORICAL DATA AND NO ASSUMPTIONS ARE USED TO CREATE THE DATA INPUTS.

   (C) THE   TRUST   MAINTAINS   BOOKS  AND  RECORDS  OF  THE  INFORMATION  THAT
       SUBSTANTIATES THE BACK-TESTED PERFORMANCE.

   (D) THE TRUST HAS ADOPTED POLICIES AND PROCEDURES (AS REQUIRED BY RULE 38A-1 UNDER THE 1940 ACT) DESIGNED TO PREVENT THE TRUSTS FROM VIOLATING SECTION 34(B) OF THE 1940 ACT WHEN THE TRUSTS DISCLOSE BACK-TESTED PERFORMANCE INFORMATION IN THEIR REGISTRATION STATEMENT. HERE, IN THE CASE OF A TRUST THAT DISCLOSES BACK-TESTED PERFORMANCE CREATED BY SOMEONE OTHER THAN THE ADVISER (SUCH AS A THIRD PARTY), PLEASE CONFIRM THAT THE TRUST'S POLICIES AND PROCEDURES ARE DESIGNED TO VERIFY THE ACCURACY OF THIRD-PARTY-PRODUCED PERFORMANCE INFORMATION.

            Response: Please reference the Trusts' response to comment 9 with respect to the Staff's comment in 17(a). Additionally, the Trusts confirm that the back-tested performance is calculated based on readily available actual historical data and no assumptions are used to create the data inputs as requested in 17(b). Moreover, the Trusts confirm that the Sponsor maintains books and records of the information that substantiates the back-tested performance as requested in 17(c). Please note that the performance information is calculated by First Trust Advisors, L.P., an affiliate of the Trusts' Sponsor. Lastly, the Trusts confirm that the Sponsor has adopted policies and procedures (as required by Rule 38a-1 under the 1940 Act) designed to prevent the Trusts from violating Section 34(b) of the 1940 Act.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                           Daniel J. Fallon